UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 7)

SAPIENT CORPORATION

(Name of Subject Company)

1926 MERGER SUB INC.

(Offeror)

PUBLICIS GROUPE S.A.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

803062108

(Cusip Number of Class of Securities)

Anne-Gabrielle Heilbronner

General Secretary, Member of the Management Board

133 Avenue des Champs Elysées

75008 Paris

France

+33-1-44-43-70-00

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

With a copy to:

Adam O. Emmerich, Esq.

Edward J. Lee, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,685,933,290.20	$428,306

*                  Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 140,847,744 shares of common stock, par value $0.01 per share (the “Shares”), of Sapient Corporation (“Sapient”) outstanding multiplied by the offer price of $25.00 per share, (ii) 6,543,218 Shares subject to outstanding unvested restricted stock units and performance restricted stock units (assuming achievement of any performance conditions applicable to the performance restricted stock units at the maximum level), which reflects the maximum number of restricted stock units and performance restricted stock units that may be outstanding at the time the offer is completed, multiplied by the offer price of $25.00 per share and (iii) 66,623 Shares issuable pursuant to outstanding options multiplied by the offer price of $25 per share less the weighted average exercise price for such options of $7.60 per share. The calculation of the filing fee is based on information provided by Sapient as of November 7, 2014.

**            The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the Transaction Valuation by 0.0001162.

☒            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $428,306	Filing Party: 1926 Merger Sub Inc. and Publicis Groupe S.A.
Form of Registration No.: Schedule TO	Date Filed: November 12, 2014

☐              Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒            Third-party tender offer subject to Rule 14d-1.

☐              Issuer tender offer subject to Rule 13e-4.

☐              Going-private transaction subject to Rule 13e-3.

☐              Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 7 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by 1926 Merger Sub Inc., a Delaware corporation and a wholly owned indirect subsidiary of Publicis Groupe S.A., a French société anonyme, with the Securities and Exchange Commission on November 12, 2014. The Schedule TO relates to the offer by Purchaser to purchase all of the Shares of Sapient Corporation, a Delaware corporation, at a price of $25.00 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, a copy of which is attached as Exhibit (a)(1)(A), and in the Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the Offer.

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule TO.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO.

This Amendment is being filed to amend and supplement Items 1, 4, 11 and 12 as reflected below.

Items 1, 4, and 11.  Summary Term Sheet; Terms of the Transaction; Additional Information.

Items 1, 4, and 11 of the Schedule TO are hereby amended and supplemented as follows:

On January 8, 2015, Parent announced an extension of the expiration of the Offer until the end of the day, immediately after 11:59 p.m., New York City time, on January 22, 2015, unless further extended. The Offer, which was previously scheduled to expire at the end of the day, immediately after 11:59 p.m., New York City time, on January 7, 2015, was extended to allow additional time for the satisfaction of the CFIUS Condition and the FOCI Mitigation Plan Condition. The Depositary has advised Parent and Purchaser that as of 5:00 p.m., New York City time, on January 7, 2015, approximately 115,575,638 Shares (not including 3,821,127 Shares tendered by notice of guaranteed delivery for which Shares have not yet been delivered) have been validly tendered and not withdrawn pursuant to the Offer, representing approximately 78.9% of the outstanding Shares. The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(F).

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

(a)(5)(F)                           Press Release issued by Publicis Groupe S.A. on January 8, 2015.

1

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2015

1926 MERGER SUB INC.

By:	/s/ ANNE-GABRIELLE HEILBRONNER
Name:	Anne-Gabrielle Heilbronner
Title:	President, Treasurer and Secretary

PUBLICIS GROUPE S.A.

By:	/s/ MAURICE LÉVY
Name:	Maurice Lévy
Title:	Chairman & Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 12, 2014. *

(a)(1)(B)	Letter of Transmittal. *

(a)(1)(C)	Notice of Guaranteed Delivery. *

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(F)

Joint Press Release issued by Publicis Groupe S.A. and Sapient Corporation on November 3, 2014 (incorporated by reference to Exhibit 99.1 to the schedule TO-C filed by Publicis Groupe S.A. with the Securities and Exchange Commission on November 3, 2014).

(a)(1)(G)

Investor Presentation Materials dated November 3, 2014 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Publicis Groupe S.A. with the Securities and Exchange Commission on November 3, 2014).

(a)(1)(H)

Transcript of November 3, 2014 Investor Conference Call (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Publicis Groupe S.A. with the Securities and Exchange Commission on November 3, 2014).

(a)(1)(I)

Tweets from November 3, 2014 by Publicis Groupe S.A. (@PublicisGroupe) (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Publicis Groupe S.A. with the Securities and Exchange Commission on November 3, 2014).

(a)(1)(J)

Facebook post from November 3, 2014 by Publicis Groupe S.A. (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by Publicis Groupe S.A. with the Securities and Exchange Commission on November 3, 2014).

(a)(1)(K)	Summary Advertisement as published in the New York Times on November 12, 2014. *

(a)(5)(A)	Complaint filed by Ava Ball on behalf of herself and all others similarly situated, on November 12, 2014, in the Court of Chancery, State of Delaware. *

(a)(5)(B)	Complaint filed by Paul Parshall on behalf of himself and all others similarly situated, on November 18, 2014, in the Court of Chancery, State of Delaware. *

(a)(5)(C)	Amended Complaint filed by Ava Ball on behalf of herself and all others similarly situated, on November 19, 2014, in the Court of Chancery, State of Delaware. *

(a)(5)(D)	Press Release issued by Publicis Groupe S.A. on December 9, 2014. *

(a)(5)(E)	Press Release issued by Publicis Groupe S.A. on December 24, 2014. *

(a)(5)(F)	Press Release issued by Publicis Groupe S.A. on January 8, 2015.

(b)(1)	Debt Commitment Letter, dated as of November 1, 2014, between Citibank, N.A., London Branch and Publicis Groupe S.A. *

(d)(1)

Agreement and Plan of Merger, dated as of November 1, 2014, by and among Publicis Groupe S.A., 1926 Merger Sub Inc. and Sapient Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Sapient Corporation (File No. 0-28074) with the Securities and Exchange Commission on November 3, 2014).

(d)(2)

Tender and Support Agreement, dated as of November 1, 2014, by and among Publicis Groupe S.A., 1926 Merger Sub Inc. and certain stockholders of Sapient Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Sapient Corporation (File No. 0-28074) with the Securities and Exchange Commission on November 3, 2014).

(d)(3)	Confidentiality Agreement, dated as of October 25, 2014, by and between Publicis Groupe S.A. and Sapient Corporation. *

(d)(4)	Retention Letter, between Publicis Groupe S.A. and Alan J. Herrick, dated November 1, 2014. *

(d)(5)	Retention Letter, between Publicis Groupe S.A. and Alan M. Wexler, dated November 1, 2014. *

(d)(6)	Retention Letter, between Publicis Groupe S.A. and Harry B. Register, dated November 1, 2014. *

(d)(7)

Retention Letter, between Publicis Groupe S.A. and Christian Oversohl, entered into on December 12, 2014 (incorporated by reference to Exhibit (e)(6) to the Schedule 14D-9/A filed by Sapient Corporation with the Securities and Exchange Commission on December 16, 2014).

(d)(8)

Retention Letter, between Publicis Groupe S.A. and Preston Bradford, entered into on December 15, 2014 (incorporated by reference to Exhibit (e)(7) to the Schedule 14D-9/A filed by Sapient Corporation with the Securities and Exchange Commission on December 16, 2014).

(d)(9)

Retention Letter, between Publicis Groupe S.A. and Laurie W. MacLaren, entered into on December 15, 2014 (incorporated by reference to Exhibit (e)(8) to the Schedule 14D-9/A filed by Sapient Corporation with the Securities and Exchange Commission on December 16, 2014).

(g)	None.

(h)	None.

*  Previously filed.